

March 15, 2013

Via E-mail
Josee Guibord
Director of Corporate Legal Services
Brookfield Renewable Energy Partners L.P.
73 Front Street, 5th Floor
Hamilton HM 12, Bermuda

>   **Re: Brookfield Renewable Energy Partners L.P.**
>   **Amendment No. 4 to Registration Statement on Form 20-F**
>   **Filed January 10, 2013**
>   **Correspondence Filed February 21, 2013**
>   **File No. 001-35530**

Dear Ms. Guibord:

We have reviewed your filing and related correspondence filed February 21, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 62

5.A Operating Results, page 62

Presentation to Public Stakeholders, page 62

1.   We reviewed your response to comment 3 in our letter dated February 1, 2013 as well as the proposed revisions provided in Appendix E. We note your proposed disclosure that, "[g]iven the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity." As it is not the exchange feature that gives rise to the separate presentation within equity, please revise your disclosure to clarify that the redeemable/exchangeable partnership units are presented as a separate component of consolidated equity because

these units, on a non-exchanged basis, provide Brookfield Asset Management with a direct non-controlling ownership interest in BRELP.

Net Asset Value, page 73

2.   We reviewed your response to comment 4 in our letter dated February 1, 2013 as well as the proposed revisions provided in Appendix F. Each place the non-IFRS measures net asset value and net asset value per share are presented, please disclose the reasons why management chooses to treat non-controlling interests in operating subsidiaries as a deduction in arriving at net asset value whereas management chooses not to treat the non-controlling interest in BRELP as a deduction in arriving at net asset value.

7.B Related Party Transactions, page 142

Other Power Agreements, page 145

3.   Regarding the price increases to the PPAs with MPT and GLPL, please revise your discourse to clarify when these increases were made and whether consideration was given in exchange for the increases. In this regard, we note your disclosure about the increases on page F-32.

Item 18. Financial Statements, page F-1

Audited Consolidated Financial Statements, page F-5

4.   We have reviewed your response to comment 8 in our letter dated February 1, 2013 and do not agree with your characterization of the revision to your financial statements as a change in accounting policy because we do not believe you have changed from one acceptable accounting policy to another acceptable accounting policy. We believe you should identify the revision as the correction of an error. If you disagree, please tell us in greater detail the basis for your position. Refer to IAS 8.41.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Christopher A. Roehrig
        Torys LLP